UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2026

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On March 23, 2026, ParaZero Technologies Ltd. (the “Company”), entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of (i) 1,208,333 of the Company’s ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 4,125,000 Ordinary Shares, in a registered direct offering (the “Offering”) at a purchase price of $0.75 per Ordinary Share and $0.74999 per Pre-Funded Warrant.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.00001 per Ordinary Share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Pre-Funded Warrants may be exercised on a cashless basis.

A holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The Offering is expected to close on or about March 24, 2026, subject to the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company are expected to be approximately $4.0 million. The Company expects to use the net proceeds from the Offering, together with its existing cash, for general corporate purposes and working capital.

The Securities Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, pursuant to the Securities Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the closing date.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Aegis Capital Corp., as sole placement agent (the “Placement Agent”), dated March 23, 2026, pursuant to which the Placement Agent agreed to serve as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received in the Offering and $50,000 for reasonable legal fees and disbursements for the Placement Agent’s counsel.

The securities described above and to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of March 23, 2026, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-281443) (the “Registration Statement”), which became effective on August 16, 2024, and the base prospectus dated as of August 16, 2024 contained in such Registration Statement. This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Securities Purchase Agreement, the Pre-Funded Warrant, and the Placement Agent Agreement are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

Copies of the opinions of Gornitzky & Co. and Greenberg Traurig, P.A. relating to the securities issued in the Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the Offering in a press release issued on March 23, 2026, which is attached hereto as Exhibit 99.1 and incorporated here.

This Report, excluding Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-278268, 333-285054 and 333-293924) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about March 24, 2026. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Company
5.2	Opinion of Greenberg Traurig, P.A., U.S. counsel to the Company
10.1	Form of Securities Purchase Agreement
10.2	Form of Pre-Funded Warrant
10.3	Form of Placement Agent Agreement
23.1	Consent of Gornitzky & Co. (included in Exhibit 5.1)
23.2	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.2)
99.1	Press release titled: “ParaZero Technologies Ltd. Announces $4 Million Registered Direct Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.
(Registrant)

Date: March 24, 2026	By:	/s/ Ariel Alon
	Name:	Ariel Alon
	Title:	Chief Executive Officer

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